

October 2, 2023

John Morris
Chief Executive Officer
Repay Holdings Corporation
3 West Paces Ferry Road, Suite 200
Atlanta, GA 30305

   Re: Repay Holdings Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2022
     Filed March 1, 2023
     File No. 001-38531

Dear John Morris:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 45

1. We note that you adjust for "Other non-recurring charges" in calculating your adjusted EBITDA and adjusted net income, which include "one-time settlement payments to certain clients and partners" and "non-recurring performance incentives to employees." Please tell us the nature and the amounts of these adjustments and explain in further detail why you believe it is appropriate to eliminate these amounts in determining adjusted EBITDA and adjusted net income.

2. Please tell us how you determined that removing the effects of non-cash rent expense in arriving at adjusted EBITDA and adjusted net income does not substitute individually-tailored recognition and measurement methods for GAAP and tell us the amount of such item included in the adjustment for "other non-recurring charges" during each period presented. Alternatively, confirm that you will no longer include this adjustment. Refer to

Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services